Exhibit 99.1

N E W S   R E L E A S E

Siyata Mobile Announces New Order for Private Security Firm

Rising Demand for Private Security Represents a Compelling Market Opportunity

Vancouver, BC – September 19, 2024 -- Siyata Mobile Inc. (Nasdaq: SYTA) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (“PoC”) devices and cellular signal booster systems, today announced that its SD7 handsets and VK7 vehicle kits were purchased and deployed by a new customer, Trans-West Security Systems, Inc. (“Trans-West”).

Trans-West Security Systems is the largest physical private security company in the county in which it operates. It has been providing high-quality and local security services for more than 50 years. Trans-West is deploying hundreds of the Company’s devices in an initiative to replace its aging two-way radios.

Marc Seelenfreund, CEO of Siyata, commented, “We are pleased to provide our highly innovative SD7 handsets and VK7 vehicle kits to Trans-West through our reseller, Apex Wireless. The private security industry represents a sizeable and highly attractive market opportunity for Siyata. Businesses and communities have a growing need for comprehensive security solutions that may include increasing private security as crime rates rise and criminal activities become more diversified and complex. Our ruggedized devices operating over a highly reliable cellular network equip private security personnel with clear communication channels to help them perform their job duties to keep people and other assets safe.”

Anthony Flores, National Sales Director from Apex Wireless added, “We are pleased that Trans-West selected Apex Wireless and the Siyata handsets and vehicle kits for its private security teams and vehicles. We look forward to continuing to support this important customer.”

https://www.apexwireless.biz/

About Siyata Mobile

Siyata Mobile Inc. is a B2B global developer and vendor of next-generation Push-To-Talk over Cellular handsets and accessories. Its portfolio of rugged PTT handsets and accessories enables first responders and enterprise workers to instantly communicate over a nationwide cellular network of choice, to increase situational awareness and save lives. Police, fire, and ambulance organizations as well as schools, utilities, security companies, hospitals, waste management companies, resorts and many other organizations use Siyata PTT handsets and accessories today.

In support of our Push-to-Talk handsets and accessories, Siyata also offers enterprise-grade In-Vehicle solutions and Cellular Booster systems enabling our customers to communicate effectively when they are in their vehicles, and even in areas where the cellular signal is weak.

Siyata sells its portfolio through leading North American cellular carriers, and through international cellular carriers and distributors.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA”.

Visit www.siyata.net and unidencellular.com to learn more.

Investor Relations:

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance, or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

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